KIRIN BREWERY COMPANY, LIMITED

November 11, 2004

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR T[redacted]NTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive officer, General Manager of Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

Whether US GAAP is applied: None

Whether simplified methods in accounting policies are applied: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: None

Changes in scope of consolidation and application of equity method:

Consolidation: Increase 8 companies   Decrease 9 companies

Equity method: Increase 1 company   Decrease 2 companies

2. Business results and financial positions for the 9 months (January 1, 2004 – September 30, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
9 months ended September 30,2004	1,224,255	4.3	91,207	11.4	90,424	15.8
9 months ended September 30,2003	1,173,527	0.1	81,879	5.2	78,113	6.5
Year ended December 31, 2003	1,597,509		101,555		94,676	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
9 months ended September 30,2004	40,498	16.1	41.92	—
9 months ended September 30,2003	34,870	13.0	36.08	36.07
Year ended December 31, 2003	32,395		33.27	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the 9 months ended September 30, 2004, to those for the 9 months ended September 30 2003.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
September 30, 2004	1,773,459	847,091	47.8	876.93
September 30, 2003	1,746,930	801,875	45.9	829.90
December 31, 2003	1,787,867	803,882	45.0	831.84

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
9 months ended September 30,2004	87,637	(42,024)	(8,433)	167,541
9 months ended September 30,2003	72,100	(49,345)	(8,832)	118,748
Year ended December 31, 2003	118,430	(62,867)	(30,018)	129,978

3. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
Year ending December 31, 2004	1,680,000	102,000	43,000

(Reference) Forecasted net income per share (Year ending December 31,2004) ¥44.25
Forecasted operating income (Year ending December 31,2004) ¥106,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on August 10, 2004.

4. Results of Operations for the Nine Months to the End of the Third Quarter

Consolidated net sales for the nine-month period to the end of the third quarter (January 1, 2004 to September 30, 2004) were ¥1, 224.2 billion, up 4.3% from the same period of the previous fiscal year. In terms of profitability, consolidated operating income increased 11.4% year on year to ¥91.2 billion, consolidated ordinary income rose 15.8% to ¥90.4 billion, and consolidated net income climbed 16.1% to ¥40.4 billion.

Alcohol Beverages Business

In the alcohol beverages business, amid a changing market environment, Kirin continued efforts to improve profitability while concentrating on improving value of the Kirin brand proposed to customers.

In the *happo-shu* (low-malt beer) category, Kirin strove to reinforce brand power of its *Kirin Tanrei Nama* series including *Kirin Green Label* and *Tanrei Alpha* for health-conscious drinkers. Following the launch of *Kirin Honey Brown happo-shu*, which delivered a new taste by using honey as one of its ingredients, Kirin released in July *Kirin Komugi*, a wheat germ-based *happo-shu* that created a new *happo-shu* market with a plump taste.

In the beer category, which we regard as the flagship category contributing most to the value of our corporate brand name, we aimed to enhance the value of product brands. For *Kirin Lager* Beer, the Company worked to reestablish brand value by airing TV commercials along with *Kirin Classic Lager*. Sales of *Kirin Ichiban Shibori* Beer were strong buoyed by its renewal with improved quality and freshness. With the lineup of *Maroyaka Kobo*, *Latte Stout*, and *Hojun*, we created a new market and established the chilled beer as high-value category.

In the *chu-hi* category, we renewed the lineup of the popular *Kirin Chu-hi Hyoketsu* series (lemon, grapefruit, plum and lime flavors) in May and sales have been favorable. In March we released *Valencia Sparkling* as the third product of the Premium Fruits series. In June we introduced *Pineapple Cooler* as a seasonal product for summer, followed by *Green Apple* in September, expanding our original flavor lineup. Also in September, we offered a new style to enjoy *shochu* with the introduction of *Kirin Yoicha Chu-hi*, a tea *chu-hi* with delicious flavor of roasted rice, green tea, and barley *shochu*.

In the *shochu* category, we released a 1,400ml bottle of *Kirin Mugi Shochu Pure Blue* for the home consumption market, as well as refined the design of the labels of 350ml and 700ml bottles.

In the wine and spirits category, Kirin continued efforts to strengthen sales of *Franzia* wine, the number one brand* in the world, as well as sales of French daily wine *JP Chenet* and *Lanson* champagne that were introduced this year.

*No.1 sales volume for a single brand in 2002 (Source: Impact Data Bank 2003 Edition)

In the beer taste beverage category, we aired a TV commercial for *Malt Squash* and worked on building the brand name.

As an official partner of the Japan Olympic Committee (JOC), Kirin held a related sales promotion campaign from late June through early September, in support of the Japanese Olympic team.

In the area of marketing, the Company will introduce the Open Price System in 2005 as part of its ongoing effort to achieve normalization of transactions in the industry, and has communicated the details of the system. Through coalition with Kirin Communication Stage Co., Ltd. we worked to strengthen our sales structure, and, with knowledge management bolstered our proposal-oriented marketing capability. Together with these efforts, the Company is engaged in direct customer communication using the internet.

With containers and packaging, we have responded to rising health consciousness by indicating nutritional information on main brand products. To reduce environmental impact of our products and make them easier to handle, we introduced cut-corner cartons.

In the overseas alcohol beverages business, we focused on selling Kirin brand products mainly *Ichiban Shibori* and *Kirin Pure and Light*. In Korea and the Philippines Kirin started marketing *Ichiban*, which is selling well in China. Through Zhuhai Kirin President Brewery Co., Ltd., we released in April *Haizhu Draft Beer*, the first draft beer in China utilizing technological synergies within the Kirin Group.

As a result, sales in the alcohol beverages business rose 1.2% to ¥770.8 billion compared with the same period of the previous fiscal year, while operating income increased 3.0% to ¥54.7 billion.

Soft Drinks Business

In the soft drinks business, we sought to expand the scope of our business through marketing strategies that match with our brand strategies and sales channels, while focusing on effective application of management resources.

To the *Kirin Fire* lineup we have added the popular *Kirin Fire Gold Rush*, followed by *Kirin Fire White Coffee* launched in June. In the *Kirin Namacha* lineup, we introduced premium products with special sweetness and astringency of green tea, and took steps to increase the freshness of brand image by launching consumer campaigns. *Kirin Gogono-kocha* ("afternoon tea") continued the strong performance following last year, contributing to the revitalization of the black tea market as a top brand. We worked to generate increased interest of the *Kirin Amino Supli* brand image with a new advertising campaign. For our mineral water lineup including *Volvic* and *Kirin Alkali-Ion-no-Mizu*, we held vigorous in-store sales promotions to gain consumer support.

We introduced several new products for the fall and winter seasons, including *Matthew's Best Hit Soda* and *Iga Nin cha* that were developed in collaboration with the mass media, and *Kirin Gogono-kocha Cream Milk Tea*.

In the Chinese operations of our soft drink business, we released in September *Kirin Fire* in the Shanghai area, challenging to create new demand in anticipation of substantial growth in the coffee beverage market.

As a result, sales in the soft drinks business totaled ¥284.8 billion, an increase of 5.5% from the same period of the previous fiscal year, with operating income of ¥21.8 billion, up 58.0%.

Pharmaceuticals Business

In the pharmaceuticals business, Kirin continued to focus on expanding sales of *ESPO*, a medicine for the treatment of renal anemia, *GRAN* (G-CSF), a medicine for the treatment of leucopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets*, a medicine for hyperphosphatemia.

In R&D, the Company pushed forward development of *KRN321*, a second-generation of *ESPO*. *KRN1493*, a medicine for secondary hyperparathyroidism is in the third phase of clinical testing. Kirin entered into a collaborative agreement in June with Merix Bioscience, Inc. (a U.S. firm now known as Algos) for developing cell therapies using dendritic cells.

In August Kirin Brewery commenced clinical testing of a TRAIL receptor 2 antibody, which was identified using the Company's human antibody-producing mouse technology, as a first antibody drug to be in clinical testing. In September, we withdrew our application to import CliniMax cell therapy equipment .

As a result, sales in the pharmaceuticals business amounted to ¥44.7 billion, a year-on-year increase of 11.9%. Operating income fell 12.4% to ¥9.9 billion.

Other Businesses

In the agribio business, Kirin reached an agreement with Daiichi Seed Co., Ltd. to acquire that company's commercial floricultural seed business, and commenced sales under a new system in July. In addition, we established Kirin Agribio Shanghai Co., Ltd. in April. The new company is responsible for production of seeding in China mainly for Japanese market. Then, in September, we established a third *Floréal* retail store in Marunouchi, offering new options in flower culture.

In nutrient foods, Kirin strengthened its sales of products utilizing KW lactobacillus that was discovered through joint research by Kirin Brewery and Koiwai Dairy Products. These products include *Kirin Taishitsusui* from Kirin Beverage, *Kirin Noale* from Kirin Well-Foods, and *Koiwai KW Lactobacillus Yogurt* from Koiwai Dairy Products. In addition, Kirin turned mycoleptodonoides aitchisonii extract*, a research discovery of Kirin Group, into a product for lowering blood pressure. (*Kirin B Flat,* a food for specified health use, sold by Kirin Beverage Corporation)

* Mycoleptodonoides aitchisonii is the scientific name for breech oyster mushrooms.

Accordingly, sales in the other business segment were ¥123.8 billion, an increase of 21.5%, while operating income rose 15.4% to ¥5.9 billion.

5. Fundamental Policies Concerning Corporate Governance and Their Implementation

FUNDAMENTAL POLICIES CONCERNING CORPORATE GOVERNANCE

Kirin has positioned corporate governance as a key management priority. To this end, the Company has undertaken a comprehensive reorganization of its management structure and implemented a series of initiatives. In April 2003, Kirin streamlined the structure of its Board of Directors, and established the Compensation Advisory Committee and the Appointment Advisory Committee. At the same time, Kirin set up an advisory board, introduced an executive officer system and undertook a review of the company's meetings structure and bodies. Under this new governance structure, Kirin is working to ensure increased transparency and efficiency in corporate management.

IMPLEMENTATION OF CORPORATE GOVERNANCE POLICIES

(1)Corporate governance structure—decision making, executive, oversight and administrative functions

1. Corporate Structure

・Kirin has adopted an auditor system

・The Company's Board of Directors is comprised of 10 directors, of which two are external directors.

Kirin maintains four auditors, of whom two are external auditors

・The committees

While the Company has adopted an auditor system, the Compensation Advisory Committee and the Appointment Advisory Committee have been established to deliberate matters relating to compensation and the appointment of directors, auditors and executive officers.

The Compensation Advisory Committee is comprised of the president, an external director, and two other directors. The committee serves in an advisory capacity to the Board of Directors and reports to the Board in connection with the compensation of directors, auditors and executive officers on an objective and fair basis giving due consideration to the business environment, the Company's performance, appropriate compensation standards and individual performance.

The Appointment Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and provides to the Board a list of candidates for directors, auditors and executive officers.

In addition, Kirin has established an Advisory Board, which reports to and supports the Board of Directors. The purpose and function of the Advisory Board is to garner the objective views and suggestions of a panel of diverse experts concerning major issues that confront the Company, with the aim of securing greater management

transparency and quality. The Advisory Board is composed of four members: Hiroyuki Itami (Professor, Graduate School of Commerce and Management, Hitotsubashi University), Eiko Oya (critic), Akira Gemma (Advisor, Shiseido Co., Ltd.), Takeyoshi Takei (Professor, College of Distribution Economics, Fuji Tokoha University).

・Full-time staff are not provided to external directors. Together with internal directors, external directors are supported by the Secretary Section of the General Affairs Dept. Full-time staff are not provided to external auditors. Together with internal auditors, external auditors are supported by advisory staff to auditors.

・Kirin introduced an executive officer system with the aim of promoting increased flexibility in the operating function. Of the Company's 10 directors, eight hold the position of executive officer concurrently. The number of executive officers totals 32 and is made up of the president, executive vice president, nine managing executive officers and 21 executive officers.

・The Domestic Alcohol Strategy Committee and the Management Strategy Committee are set as meeting bodies to deliberate important matters relating to operational functions. The Domestic Alcohol Strategy Committee deliberates on important matters relating to the domestic alcohol beverages business, and the Management Strategy Committee deliberates on important matters other than the domestic alcohol beverages business and matters relating to Group Headquarter operations. Both committees support the decision-making function of the executive officers and the president.

・The Board of Directors and the Board of Auditors oversee and audit operational functions. The Board of Directors makes decisions on important matters relating to the operational functions and legal compliance, as well as overseeing operational functions. The Board of Auditors formulates auditing polices and the role of each auditor. Guided by these policies, each auditor attends and audits the activities of directors in meetings of the Board of Directors and other meeting bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee.

2. Internal Control Systems

Kirin has the Managerial Audit Division to fulfill an internal audit function. The division audits the operations of the Company to ensure they remain relevant and are performed in an efficient manner in accordance with annual audit guidelines and plans.

3. Risk Management Structure

Kirin formulates risk management rules with the aim of preventing risk and minimizing the impact of risks on society and management as they arise. The Company has also established the Risk Management Committee to oversee matters relating to risk management. Each division in the Company is committed to implementing measures that reinforce compliance and is continually reviewing and improving risk prevention policies through its own responsibility. Furthermore, Kirin formulates compliance guidelines to clarify the standards of behavior in its compliance activities.

(2) Transactions with Related Parties

External director Kenjiro Hata is a senior corporate advisor to Meiji Yasuda Life Insurance Company, and eternal director Satoru Kishi is an advisor to The Bank of Tokyo-Mitsubishi, Ltd. External auditor Toyoshi Nakano is a senior corporate advisor to The Mitsubishi Trust and Banking Corporation. External auditor Teruo Ozaki is a certified public accountant.

Kirin conducts financial transactions with Meiji Yasuda Life Insurance Company, The Bank of Tokyo-Mitsubishi, Ltd., and The Mitsubishi Trust and Banking Corporation. All of these transactions are routine and have no conflicts of interest with external directors and auditors.

(3) Status of the Implementation of the Company's Corporate Governance Enhancement Measures during their First Year (October, 2003 through September, 2004)

1. Board of Directors and Board of Auditors Meetings and Attendance

The Board of Directors meets regularly twice a month and irregularly as necessary. The Board of Directors met 26 times over the past year with a 73% attendance by external directors.

The Board of Auditors meets once a month. Over the past year, the Board of Auditors has convened 12 times with a 92% attendance rate by external auditors.

2. Committee Meetings and Attendance

The Compensation Advisory Committee has met three times over the past year with 100% attendance.

The Appointment Advisory Committee has met three times over the past year with 100% attendance.

3. Advisory Board Meetings and Attendance

The Advisory Board has met three times over the past year with 100% attendance.

4. Other

Kirin did not establish any new committees or change its business execution, management auditing, internal control or risk management structures over the past year.

The following is a diagram of the Company's corporate governance structure.



Shareholders' Meeting
Board of Auditors
Internal Auditors
External Auditors
Independent Auditor
Board of Directors
· Supreme group decision-making body
· Oversee business and affairs of the corporation
President
Executive Vice President
Internal Directors
External Directors
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Managerial Auditing Division
Internal Auditors
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note: Members comprise 10 directors (including two external directors), four auditors (including two external auditors), 32 executive officers (including the president, vice president, nine managing executive officers, 21 executive officers, four members of the Compensation Advisory Committee (including one external member), four members of the Appointment Advisory Committee (including one external member) and four Advisory Board members. Eight of the 10 directors hold the concurrent post of executive officers

6. Corporate Social Responsibility (CSR) Measures

Aiming to remain a company trusted by society in the future, Kirin makes efforts to promote compliance, responsible drinking, and coexistence with the global environment. Kirin also examines its corporate activities to find a unique way to coexist with society.

In environmental measures, from February 2004 Kirin began packaging *Kirin Lager* and *Kirin Classic Lager* in TULC aluminum cans, which lessen the impact on the environment. In January, the Company's Standard of Corporate Behavior was revised, and compliance guidelines distributed to all employees. In terms of food safety, Kirin continues to improve its quality management system.

Kirin also promotes interaction with local communities, primarily those near its breweries, and continues to support sports activities through its sponsorship of Japan's national soccer team and Olympic national teams. As part of the support for the "culture of beer," Kirin made research presentation of GURUTO beer of medieval times following the ancient Egypt beer reappearance project.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At September 30,2004 Amount	Percentage over total assets	At September 30,2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	171,220		121,396		49,824	133,108	
Notes and accounts receivable, trade	229,687		232,010		(2,323)	283,661	
Marketable securities	651		1,441		(790)	493	
Inventories	98,915		102,099		(3,184)	88,831	
Other	53,230		54,757		(1,527)	64,546	
Allowance for doubtful accounts	(3,034)		(3,680)		646	(5,312)	
Total Current Assets	550,670	31.1	508,024	29.1	42,646	565,327	31.6
Fixed Assets							
Property, Plant and Equipment							
Buildings and structures	197,130		188,915		8,215	185,404	
Machinery, equipment and vehicles	174,113		186,400		(12,287)	182,997	
Land	165,051		168,780		(3,729)	165,980	
Construction in progress	23,197		28,177		(4,980)	30,330	
Other	43,613		47,838		(4,225)	45,276	
Total	603,107	34.0	620,112	35.5	(17,005)	609,989	34.1
Intangible Assets							
Consolidation differences	41,092		46,666		(5,574)	43,339	
Other	98,893		110,935		(12,042)	105,923	
Total	139,986	7.9	157,601	9.0	(17,615)	149,262	8.4
Investments and Other Assets							
Investment securities	375,781		341,645		34,136	351,323	
Life insurance investments	35,690		35,285		405	36,243	
Other	72,935		88,927		(15,992)	79,782	
Allowance for doubtful accounts	(4,712)		(4,666)		(46)	(4,060)	
Total	479,695	27.0	461,191	26.4	18,504	463,288	25.9
Total Fixed Assets	1,222,788	68.9	1,238,905	70.9	(16,117)	1,222,540	68.4
TOTAL ASSETS	1,773,459	100.0	1,746,930	100.0	26,529	1,787,867	100.0

(¥ millions)

LIABILITIES,MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At September 30,2004		At September 30,2003		Increase (Decrease)	At December 31, 2003	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes and accounts payable , trade	101,866		98,931		2,935	109,264	
Short-term loans payable	28,115		37,007		(8,892)	16,896	
Liquor taxes payable	74,973		77,564		(2,591)	117,119	
Income taxes payable	18,259		22,845		(4,586)	19,532	
Accrued expenses	70,840		66,723		4,117	60,312	
Deposits received	47,953		52,155		(4,202)	58,172	
Other	41,114		42,262		(1,148)	62,065	
Total Current Liabilities	383,123	21.6	397,490	22.8	(14,367)	443,363	24.8
Long-term Liabilities							
Bonds	167,181		133,909		33,272	167,428	
Long-term debt	93,545		133,441		(39,896)	93,617	
Employees' pension and retirement benefits	80,426		90,352		(9,926)	84,771	
Other reserves	14,983		9,129		5,854	14,208	
Deposits received	73,382		72,280		1,102	72,282	
Other	34,612		29,360		5,252	30,575	
Total Long-term Liabilities	464,131	26.2	468,474	26.8	(4,343)	462,884	25.9
TOTAL LIABILITIES	847,255	47.8	865,965	49.6	(18,710)	906,247	50.7
MINORITY INTERESTS	79,112	4.4	79,089	4.5	23	77,737	4.3
Common stock	102,045	5.8	102,045	5.8	—	102,045	5.7
Capital surplus	70,970	4.0	70,868	4.1	102	70,868	4.0
Retained earnings	679,306	38.3	652,661	37.4	26,645	651,078	36.4
Land revaluation difference	(1,668)	(0.1)	(1,674)	(0.1)	6	(1,673)	(0.1)
Net unrealized holding gains on securities	42,181	2.4	20,874	1.2	21,307	29,875	1.7
Foreign currency translation adjustments	(31,343)	(1.8)	(28,844)	(1.7)	(2,499)	(34,128)	(1.9)
Treasury stock	(14,399)	(0.8)	(14,056)	(0.8)	(343)	(14,183)	(0.8)
TOTAL SHAREHOLDERS' EQUITY	847,091	47.8	801,875	45.9	45,216	803,882	45.0
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,773,459	100.0	1,746,930	100.0	26,529	1,787,867	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	9 months ended September 30, 2004		9 months ended September 30, 2003		Increase (Decrease)	Year ended December 31, 2003	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	1,224,255	100.0	1,173,527	100.0	50,728	1,597,509	100.0
Cost of sales	742,731	60.7	725,418	61.8	17,313	986,973	61.8
Gross profit	481,524	39.3	448,109	38.2	33,415	610,536	38.2
Selling, general and administrative expenses	390,316	31.9	366,229	31.2	24,087	508,981	31.9
Operating income	91,207	7.5	81,879	7.0	9,328	101,555	6.4
Non-operating income							
Interest income	521		503		18	835	
Dividend income	2,568		2,158		410	2,919	
Equity in earnings of affiliates	3,922		24		3,898	—	
Rent income	1,379		—		1,379	875	
Gain on transactions related to gift coupon	—		2,047		(2,047)	2,315	
Other	2,199		2,988		(789)	3,233	
Total	10,591	0.9	7,722	0.7	2,869	10,179	0.6
Non-operating expenses							
Interest expense	7,688		7,234		454	9,822	
Equity in loss of affiliates	—		—		—	2,189	
Other	3,685		4,253		(568)	5,046	
Total	11,374	0.9	11,488	1.0	(114)	17,057	1.1
Ordinary income	90,424	7.4	78,113	6.7	12,311	94,676	5.9
Special income							
Gain on sale of fixed assets	1,431		864		567	896	
Gain on sale of investment securities	311		74		237	77	
Reversal of allowance for doubtful accounts	1,566		1,573		(7)	503	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—		2,601		(2,601)	2,883	
Total	3,309	0.3	5,113	0.4	(1,804)	4,361	0.3
Special expenses							
Loss on disposal of fixed assets	3,681		1,553		2,128	3,747	
Loss on sale of fixed assets	169		115		54	1,757	
Loss on devaluation of investment securities	—		—		—	810	
Loss on sale of investment securities	17		64		(47)	316	
Business restructuring expense	—		1,245		(1,245)	8,637	
Expense of reserve for loss on repurchase of land	—		—		—	4,969	
Loss on devaluation of land	—		—		—	650	
Loss on devaluation of fixed assets of foreign subsidiaries	2,797		—		2,797	—	
Total	6,666	0.5	2,978	0.3	3,688	20,890	1.3
Income before income taxes and minority interests	87,067	7.1	80,248	6.8	6,819	78,147	4.9
Income taxes	39,365	3.2	39,176	3.3	189	39,141	2.5
Minority interests	7,203	0.6	6,201	0.5	1,002	6,610	0.4
Net income	40,498	3.3	34,870	3.0	5,628	32,395	2.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	9 months ended September 30, 2004	9 months ended September 30, 2003	Increase (Decrease)	Year ended December 31, 2003
Cash flows from operating activities				
Income before income taxes and minority interests	87,067	80,248	6,819	78,147
Depreciation and amortization	55,999	55,504	495	75,328
Increase (decrease) in reserves	(6,438)	(8,303)	1,865	(7,890)
Interest and dividend income	(3,089)	(2,661)	(428)	(3,755)
Interest expense	7,688	7,234	454	9,822
Decrease (increase) in notes and accounts receivable , trade	59,028	39,447	19,581	(13,243)
Decrease (increase) in inventories	(8,088)	(9,166)	1,078	1,201
Increase (decrease) in notes and accounts payable , trade	(7,695)	(6,543)	(1,152)	3,213
Increase (decrease) in liquor taxes payable	(42,169)	(37,259)	(4,910)	2,296
Other	(10,212)	(8,793)	(1,419)	14,321
Sub-total	132,090	109,708	22,382	159,444
Interest and dividend received	4,874	4,957	(83)	5,911
Interest paid	(7,688)	(7,636)	(52)	(9,735)
Income taxes paid	(41,638)	(34,929)	(6,709)	(37,189)
Net cash provided by operating activities	87,637	72,100	15,537	118,430
Cash flows from investing activities				
Payments for purchases of property, plant and equipment and intangible assets	(50,360)	(44,694)	(5,666)	(59,757)
Proceeds from sale of property, plant and equipment	4,262	2,529	1,733	4,375
Payments for purchases of marketable securities and investment securities	(4,188)	(2,898)	(1,290)	(3,951)
Proceeds from sale and redemption of marketable securities and investment securities	2,912	3,800	(888)	5,473
Payments for acquisition of shares of newly consolidated subsidiaries	(1,735)	(11,909)	10,174	(11,041)
Proceeds from acquisition of shares of newly consolidated subsidiaries	356	—	356	—
Other	6,729	3,826	2,903	2,034
Net cash used in investing activities	(42,024)	(49,345)	7,321	(62,867)
Cash flows from financing activities				
Increase (decrease) in loans	9,565	8,039	1,526	(45,640)
Proceeds from issue of bonds	—	—	—	33,908
Payments for purchase of treasury stock	(475)	(230)	(245)	(357)
Proceeds from sale of treasury stock	360	—	360	—
Cash dividends paid	(10,740)	(10,163)	(577)	(11,592)
Cash dividends paid to minority shareholders	(6,995)	(6,322)	(673)	(6,089)
Other	(147)	(154)	7	(248)
Net cash provided by (used in) financing activities	(8,433)	(8,832)	399	(30,018)
Effect of exchange rate fluctuation on cash and cash equivalents	358	(295)	653	(688)
Net increase (decrease) in cash and cash equivalents	37,537	13,626	23,911	24,855
Cash and cash equivalents at beginning of period	129,978	105,625	24,353	105,625
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	25	(503)	528	(503)
Cash and cash equivalents at end of period	167,541	118,748	48,793	129,978

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	9 months ended September 30,2004						
	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	770,811	284,877	44,763	123,803	1,224,255	—	1,224,255
2 Inter-segment	1,897	101	—	66,800	68,798	(68,798)	—
Total sales	772,709	284,978	44,763	190,603	1,293,054	(68,798)	1,224,255
Operating expenses	717,990	263,146	34,826	184,604	1,200,568	(67,519)	1,133,048
Operating income	54,718	21,831	9,937	5,999	92,486	(1,279)	91,207

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products by each segment are as follows;

Business segments	Main products
Alcohol beverages	Beer, Sparkling malt liquor (*Happo-shu*), liquor, etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, Logistics, Floriculture, etc.

(¥ millions)

	9 months ended September 30, 2003						
	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	761,566	270,022	40,003	101,933	1,173,527	—	1,173,527
2 Inter-segment	1,811	459	—	59,609	61,880	(61,880)	—
Total sales	763,378	270,481	40,003	161,543	1,235,407	(61,880)	1,173,527
Operating expenses	710,276	256,660	28,662	156,346	1,151,946	(60,298)	1,091,647
Operating income	53,101	13,821	11,340	5,197	83,461	(1,581)	81,879

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the 9 months ended September 30, 2004 classified by the type of business segment was as follows:

Business Segment	9 months ended September 30,2004	Percentage change (%)
Alcohol beverages	747,805 (¥ Millions)	1.2
Soft drinks	101,106 (¥ Millions)	7.8
Pharmaceuticals	42,958 (¥ Millions)	(1.5)
Others	44,302 (¥ Millions)	25.5
Total	936,174 (¥ Millions)	2.7

Note: The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the 9 months ended September 30, 2004 classified by the type of business segment was as follows:
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcohol beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during period	Percentage change (%)	Backlog	Percentage change (%)
Alcohol beverages	287 (¥ Millions)	(37.4)	—	—
Soft drinks	997 (¥ Millions)	(41.4)	—	—
Pharmaceuticals	— (¥ Millions)	—	—	—
Others	6,551 (¥ Millions)	14.8	1,399 (¥ Millions)	107.8
Total	7,836 (¥ Millions)	(0.4)	1,399 (¥ Millions)	107.8

Note: The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the 9 months ended September 30, 2004 classified by the type of business segment was as follows:

Business Segment	9 months ended September 30,2004	Percentage change (%)
Alcohol beverages	770,811 (¥ Millions)	1.2
Soft drinks	284,877 (¥ Millions)	5.5
Pharmaceuticals	44,763 (¥ Millions)	11.9
Others	123,803 (¥ Millions)	21.5
Total	1,224,255 (¥ Millions)	4.3

Note: The consumption taxes are not included in the above amounts.

Supplementary Documents

to the

Consolidated Financial Results

as of, and for the 9 months ended

September 30, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

November 11, 2004

Consolidated

1. Profit Breakdown for the 1st 9 months (Actual)

(¥ billions)

Item	2004 1st 9 months Actual	2003 1st 9 months Actual	Increase (Decrease)	Reference
Sales	**1,224.2**	**1,173.5**	**50.7**	
Increase in Operating income of Kirin Beverage			8.4	
Increase in Operating income of other subsidiaries			3.2	Lion Nathan 2.9, etc.
Decrease in Operating income of Parent Company			(2.2)	
Increase in Operating income	**91.2**	**81.8**	**9.4**	
Equity in earnings of affiliates, net			3.9	Kirin-Amgen 3.5, etc.
Increase of Non-operating income, net of Non-operating expenses of Kirin Beverage			0.2	
Decrease of Non-operating income, net of Non-operating expenses of Parent Company			(0.2)	
Decrease of Non-operating income, net of Non-operating expenses of other subsidiaries			(1.0)	Lion Nathan (0.2), etc.
Increase in Ordinary income	**90.4**	**78.1**	**12.3**	
Increase of Special income, net of Special expenses and Income taxes of Parent Company			2.5	Decrease of Income taxes 3.3 Decrease of Special income, net of Special expenses (0.8)
Increase of Minority Interests			(1.0)	
Decrease of Special income, net of Special expenses and Income taxes of other subsidiaries			(2.8)	Lion Nathan (3.3) Kirin Distillery 0.6, etc.
Decrease of Special income, net of special expenses and Income taxes of Kirin Beverage			(5.4)	
Increase in Net income	**40.4**	**34.8**	**5.6**	

KIRIN BREWERY COMPANY, LIMITED

November 11, 2004

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager of Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

Whether US GAAP is applied: None

Whether simplified methods in accounting policies are applied: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: None

2. Business results and financial positions for the 9 months (January 1, 2004 – September 30, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
9 months ended September 30,2004	696,784	(0.5)	44,400	(4.7)	57,700	(4.0)
9 months ended September 30,2003	700,123	(5.4)	46,601	18.4	60,133	27.5
Year ended December 31, 2003	961,830		55,911		71,935	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
9 months ended September 30,2004	35,897	0.3	37.15	—
9 months ended September 30,2003	35,783	39.1	37.02	—
Year ended December 31, 2003	34,888		35.96	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the 9 months ended September 30, 2004, to those for the 9 months ended September 30, 2003.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
September 30, 2004	1,361,432	761,769	56.0	788.44
September 30, 2003	1,283,545	718,164	56.0	743.10
December 31, 2003	1,330,444	726,030	54.6	751.21

3. Forecast of business results for the current fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
Year ending December 31, 2004	984,000	66,000	38,000	6.50	13.00

(Reference) Forecasted net income per share (Year ending December 31,2004) ¥39.19
Forecasted operating income (Year ending December 31, 2004) ¥52,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on August 10, 2004.

NON-CONSOLIDATE BALANCE SHEETS

(¥ millions)

ASSETS	At September 30, 2004 Amount	Percentage over total assets	At September 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	144,607		84,898		59,709	79,798	
Notes receivable , trade	459		467		(8)	832	
Accounts receivable , trade	131,826		137,577		(5,751)	184,046	
Marketable securities	50		–		50	52	
Inventories	37,963		41,309		(3,346)	35,876	
Other	38,119		27,295		10,824	36,149	
Allowance for doubtful accounts	(1,980)		(2,971)		991	(4,174)	
Total Current Assets	351,047	25.8	288,576	22.5	62,471	332,581	25.0
Fixed Assets							
Property, Plant and Equipment							
Buildings	123,388		115,327		8,061	113,410	
Machinery and Equipment	109,775		118,426		(8,651)	117,322	
Land	109,922		113,108		(3,186)	111,114	
Construction in progress	13,499		20,297		(6,798)	23,664	
Other	28,292		27,564		728	27,234	
Total	384,878	28.3	394,724	30.7	(9,846)	392,746	29.5
Intangible Assets	5,340	0.4	6,011	0.5	(671)	5,820	0.4
Investments and Other Assets							
Investment securities	251,395		215,178		36,217	229,483	
Investments in subsidiaries and affiliates	263,595		270,637		(7,042)	263,669	
Life insurance investments	35,642		35,169		473	36,126	
Other	73,760		77,635		(3,875)	73,731	
Allowance for doubtful accounts	(4,228)		(4,386)		158	(3,715)	
Total	620,166	45.5	594,233	46.3	25,933	599,295	45.1
Total Fixed Assets	1,010,385	74.2	994,969	77.5	15,416	997,863	75.0
TOTAL ASSETS	1,361,432	100.0	1,283,545	100.0	77,887	1,330,444	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At September 30, 2004 Amount	Percentage over total assets	At September 30, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2003 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable , trade	853		4,088		(3,235)	6,227	
Accounts payable , trade	31,073		30,765		308	29,991	
Short-term loans payable	75,695		33,000		42,695	14,500	
Liquor taxes payable	71,803		74,675		(2,872)	113,252	
Income taxes payable	10,555		17,719		(7,164)	14,093	
Accrued expenses	30,663		29,295		1,368	37,418	
Deposits received	45,815		50,363		(4,548)	55,746	
Other	28,030		29,957		(1,927)	32,823	
Total Current Liabilities	294,490	21.6	269,865	21.0	24,625	304,053	22.8
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	30,670		26,000		4,670	27,000	
Employees' pension and retirement benefits	69,730		75,719		(5,989)	73,511	
Other reserves	5,590		1,013		4,577	6,026	
Deposits received	63,217		62,344		873	62,388	
Other	25,964		20,437		5,527	21,433	
Total Long-term Liabilities	305,173	22.4	295,515	23.0	9,658	300,359	22.6
TOTAL LIABILITIES	599,663	44.0	565,380	44.0	34,283	604,413	45.4
Common stock	102,045	7.5	102,045	8.0	—	102,045	7.7
Capital surplus							
Additional paid-in capital	70,868		70,868		—	70,868	
Other capital surplus	102		—		102	—	
Total Capital Surplus	70,970	5.2	70,868	5.5	102	70,868	5.3
Retained earnings							
Legal reserve	25,511		25,511		—	25,511	
Voluntary earned surplus	465,149		441,942		23,207	441,942	
Unappropriated retained earnings	70,600		71,014		(414)	70,119	
Total Retained Earnings	561,261	41.2	538,468	42.0	22,793	537,573	40.4
Net unrealized holding gains on securities	41,694	3.1	20,640	1.6	21,054	29,528	2.2
Treasury stock	(14,203)	(1.0)	(13,858)	(1.1)	(345)	(13,985)	(1.0)
TOTAL SHAREHOLDERS' EQUITY	761,769	56.0	718,164	56.0	43,605	726,030	54.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,361,432	100.0	1,283,545	100.0	77,887	1,330,444	100.0

NON-CONSOLIDATE STATEMENTS OF INCOME

(¥ millions)

	9 months ended September 30, 2004 Amount	Percentage over sales	9 months ended September 30, 2003 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December 31, 2003 Amount	Percentage over sales
		%		%			%
Sales	696,784	100.0	700,123	100.0	(3,339)	961,830	100.0
Cost of sales	481,318	69.1	488,588	69.8	(7,270)	671,407	69.8
Gross profit	215,466	30.9	211,535	30.2	3,931	290,423	30.2
Selling, general and administrative expenses	171,065	24.6	164,933	23.6	6,132	234,511	24.4
Operating income	44,400	6.4	46,601	6.7	(2,201)	55,911	5.8
Non-operating income							
Interest income	440		391		49	609	
Dividend income	12,749		11,913		836	12,969	
Other	3,805		5,562		(1,757)	7,293	
Total	16,995	2.4	17,866	2.6	(871)	20,872	2.2
Non-operating expenses							
Interest expense	1,580		1,532		48	2,045	
Other	2,115		2,802		(687)	2,803	
Total	3,695	0.5	4,334	0.6	(639)	4,849	0.5
Ordinary income	57,700	8.3	60,133	8.6	(2,433)	71,935	7.5
Special income	2,866	0.4	1,902	0.3	964	829	0.1
Special expenses	3,069	0.4	1,352	0.2	1,717	18,328	1.9
Income before income taxes	57,497	8.3	60,683	8.7	(3,186)	54,436	5.7
Income taxes	21,600	3.1	24,900	3.6	(3,300)	19,548	2.0
Net income	35,897	5.2	35,783	5.1	114	34,888	3.6
Retained earnings brought forward from the prior fiscal year	40,983		41,030		(47)	41,030	
Dividends (interim)	6,280		5,799		481	5,799	
Unappropriated retained earnings	70,600		71,014		(414)	70,119	

Supplementary Documents

to the

Non-consolidated Financial Results

as of, and for the 9 months ended

September 30, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

November 11, 2004

Non-consolidated

1. Profit Breakdown for the 1st 9 months (Actual)

(¥ billions)

Item	2004 1st 9 months Actual	2003 1st 9 months Actual	Increase (Decrease)	Reference
Sales	**696.7**	**700.1**	**(3.3)**	
Increase of marginal profit of Pharmaceutical business			3.2	
Decrease of labour cost			1.5	
Decrease of factory expenses			0.9	
Decrease of depreciation			0.6	
Raw materials cost of alcohol beverages			0.3	Price decrease of followings: Cans and cartons 1.2 Price increase of followings: Malt (0.1), Hop (0.2), etc.
Increase of selling cost			(5.7)	Increase of sales promotion and advertising cost (5.8)
Decrease of marginal profit of alcohol beverages			(2.9)	
Other			(0.1)	Increase of R&D expense (3.8), Decrease of followings: Equipments and supplies cost 0.7, Doubtful account expense 0.9, etc.
Decrease in Operating income	**44.4**	**46.6**	**(2.2)**	
Increase of Non-operating expense, net of Non-operating income			(0.2)	Decrease of gain on transactions related to gift coupon (2.0) Increase of financial profit, net 0.9, etc.
Decrease in Ordinary income	**57.7**	**60.1**	**(2.4)**	
Decrease of Income taxes			3.3	
Increase of Special expenses, net of Special income			(0.8)	Increase of follows: Loss on disposal or sale of fixed assets (1.8), Gain on sale of investment securities 0.3, Gain on sale of land 0.8, etc.
Increase in Net income	**35.8**	**35.7**	**0.1**	